August 16, 2010

Melissa Campbell Duru Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628 Mail Stop 3030

Re:	China Ceramics Co., Ltd. Schedule TO-I/A Filed August 11, 2010 File No. 005-85253

Dear Ms. Duru:

On behalf of our client, China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”), we hereby provide responses to comments issued in a letter dated August 13, 2010 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I/A and related exhibits (the “Tender Offer Documents”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Tender Offer Documents, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Schedule TO-I/A

Exhibit 99(a)(1)(A). Offer to Exchange

Cover page

1.	We note the response to prior comment 3. Please revise to specify book value per share as of the most recent balance sheet date. Refer to Item 1010(c) of Regulation M-A.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company.”

Warrant Holder Lock Up Agreements, page 13

2.	We refer to your response to prior comment 5. Supplementally advise us of the percentage of warrants beneficially owned by each of the 12 persons who executed lock-up arrangements.

COMPANY RESPONSE: The below table indicates the percentage of warrants beneficially owned by each of the persons who signed lock-up arrangements with the Company.

Name	Relationship to Company	Warrants Subject to Lock-Up	Percentage of Total Outstanding Warrants
Steven Oliveira (1)	None	1,970,000	13.54%
Clear Harbor Asset Management, LLC	None	1,039,600	7.14%
Bradley Radoff	None	415,000	2.85%
Greenstone Value Opportunity Fund	None	400,000	2.75%
Clear Harbor Asset Management, LLC	None	393,400	2.70%
Perry J. Radoff, PC, Profit Sharing Plan	None	345,000	2.37%
Paul Kelly	Non-Executive Chairman and Director	941,875	6.47%
Cheng Yan Davis	Director	99,000	0.68%
James D. Dunning, Jr.	Former Officer or Director	941,875	6.47%
Alan G. Hassenfeld	Former Officer or Director	495,000	3.40%
Xiao Feng	Former Officer or Director	49,500	0.34%
Gregory E. Smith	Former Officer or Director	123,750	0.85%
TOTAL		7,214,000	49.57%

(1) Mr. Oliveira has beneficial ownership of the shares owned by Chardan SPAC Asset Management, Steven M. Oliveira 1998 Charitable Remainder Unitrust and Steven M. Oliveira Roth IRA.

In addition, included herewith is a written statement by the Company in which it acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this filing.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

August 16, 2010

Melissa Campbell Duru Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628 Mail Stop 3030

Re:	China Ceramics Co., Ltd. Schedule TO-I/A Filed August 11, 2010 File No. 005-85253

Dear Ms. Duru:

I am the Chief Financial Officer of China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”), writing for and on behalf of the Company.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hen Man Edmund

Hen Man Edmund
Chief Financial Officer